TRANSACTION STATEMENT
UNDER
SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities and Exchange Act of 1934)

UGLY DUCKLING CORPORATION
(Name of the Issuer)

ERNEST C. GARCIA II
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

903512 10 1
(CUSIP Number of Class of Securities)

ERNEST C. GARCIA, II
2575 EAST CAMELBACK ROAD
SUITE 700
PHOENIX, ARIZONA 85016
(602) 778-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

WITH COPIES TO:

CHRISTOPHER D. JOHNSON, ESQ.
SQUIRE, SANDERS & DEMPSEY L.L.P.
TWO RENAISSANCE SQUARE
40 NORTH CENTRAL AVENUE, SUITE 2700
PHOENIX, ARIZONA 85004-4498
(602) 528-4000

This statement is filed in connection with (check the appropriate box):

a. / /	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / /	The filing of a registration statement under the Securities Act of 1933.

c. / /	A tender offer.

d. /X/	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /   /

Check the following box if this is a final amendment reporting the results of the transaction. /   /

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$6,262,045.50*	$1,252.41**

*	Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)under the Securities Exchange Act of 1934, as amended. Assumes purchase of 1,500,000 shares of Common Stock at $4.174697 per share.

**	Calculated based on transaction valuation multiplied by one-fiftieth of one percent.

/x/	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $1,252.41	Filing party: Ernest C. Garcia II
Form or registration no.: Schedule 13E-3	Date filed: January 25, 2001

         This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”) filed by Ernest C. Garcia II, on January 25, 2001, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, whereby Mr. Garcia disclosed the proposed acquisition by Mr. Garcia, or an entity 100% beneficially owned by Mr. Garcia, in separate transactions, of 1,500,000 shares (the “Shares”) and warrants (the “Warrants”) to purchase 1,500,000 shares (the “Warrant Shares”) of common stock, $.001 par value per share (“Common Stock”), of Ugly Duckling Corporation, a Delaware corporation (the “Company” or “Ugly Duckling”). The Schedule 13E-3 also disclosed the possibility of the acquisition of Common Stock in the open market from time to time. The acquisition of the Shares was, and the acquisition of the Warrants are, conditioned upon, among other things, the filing of all necessary documents with the Securities and Exchange Commission (the “SEC”) and the expiration of all related waiting periods. (For purposes of the Schedule 13E-3, as amended hereby, the term “Mr. Garcia” refers to Mr. Garcia individually or Mr. Garcia and the entities he beneficially owns, as the context requires.) Mr. Garcia has filed the Schedule 13E-3 and this Amendment No. 1 because the acquisition of the Shares or the beneficial ownership of the Warrants may be viewed as a step in a series of transactions having the reasonable likelihood of producing, either directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. In addition, Mr. Garcia may purchase additional Common Stock in the open market from time to time that may be viewed as a step in a series of transactions that may have the reasonable likelihood of producing, either directly or indirectly, such effects. In particular, such acquisition of the Shares and beneficial ownership of the Warrants, or open market purchases, if any, may facilitate or result in a transaction that would cause the Common Stock of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market.

         This Amendment No. 1 amends the Schedule 13E-3 to reflect, among other things, the fact that Mr. Garcia acquired the Shares as of March 5, 2001. Mr. Garcia currently beneficially owns 6,907,100 shares, or 56.1%, of the issued and outstanding Common Stock of the Company, which includes 40,000 shares that Mr. Garcia has the right to acquire under presently exercisable stock options.

         As previously disclosed, Mr. Garcia made a proposal to acquire all of the outstanding Common Stock of the Company, but later withdrew such offer on September 24, 2001. At this time, there is no plan, arrangement, agreement or understanding with respect to any transaction between the Company and Mr. Garcia that would cause the Common Stock of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market. Mr. Garcia may propose a plan, arrangement, agreement or understanding with respect to such transaction in the future but has no present intention to do so.

ITEM 1. SUMMARY TERM SHEET.

         The Schedule 13E-3, as amended hereby, is being filed in connection with the following transactions:

Acquisition of 1,500,000 Shares of Common Stock:

•	Acquisition of Shares of Common Stock. Mr. Garcia acquired beneficial ownership of 1,500,000 shares of common stock of Ugly Duckling in a private transaction with Harris Associates, L.P., a shareholder of Ugly Duckling, as of March 5, 2001. See “Terms of the Transaction” below.

•	Purchase Price. The total purchase price paid by Mr. Garcia for the 1,500,000 shares of common stock was $6,262,045.50, or $4.174697 per share. See “Terms of the Transaction” below.

Acquisition of the Warrants:

•	Future Acquisition of Warrants. As part of the consideration for a loan of $7 million to Ugly Duckling by Verde Investments, Inc., an entity wholly owned by Mr. Garcia (“Verde”), Verde has the right to acquire, and Mr. Garcia would at that time beneficially own, Warrants to purchase 1,500,000 shares of common stock of Ugly Duckling. The Warrants would not have been issued if the loan was repaid by July 25, 2001. The loan was not repaid by Ugly Duckling by July 25, 2001. The issuance of the Warrants is also subject to satisfaction of various conditions, including compliance with SEC regulations. Verde and Ugly Duckling have reached an understanding that the issuance of the Warrants will be conditioned upon approval by the shareholders of Ugly Duckling. See “Terms of the Transaction” and “Fairness of the Transaction” below.

•	Exercise Price. The Warrants will be exercisable at $4.50 per share, which was the market price of the common stock of Ugly Duckling on the date the loan transaction was completed. See “Terms of the Transaction” below.

•	Number of Shares Underlying the Warrants. Mr. Garcia, through his beneficial ownership of Verde, will be entitled to exercise Warrants covering 500,000 Warrant Shares immediately upon issuance, and Warrants covering an additional 250,000 Warrant Shares every three months thereafter up to the total of 1,500,000 Warrant Shares. See “Terms of the Transaction” below.

Acquisition of Common Stock on Open Market:

•	Possible Acquisition of Common Stock on Open Market. As previously disclosed, Mr. Garcia may acquire additional shares of common stock of Ugly Duckling in open market purchases from time to time. If any such purchases are made, the amount of shares of common stock purchased will vary depending on numerous factors, including the purchase price per share, funds available to Mr. Garcia, borrowed or otherwise, and the current economic environment. See “Terms of the Transaction” and “Source and Amount of Funds or Other Consideration” below.

Effects of the Transactions:

•	Mr. Garcia beneficially owns 56.1% of the outstanding common stock of Ugly Duckling. If the Warrants are issued to Mr. Garcia and exercised in full, such that Mr. Garcia acquires all of the Warrant Shares, Mr. Garcia’s beneficial ownership of the outstanding common stock of Ugly Duckling would increase to 60.9%. In addition, Mr. Garcia may increase his ownership of common stock of Ugly Duckling through purchases in the open market from time to time. If any such purchases are made, the number of shares of Common Stock and the amount of funds used may vary depending on numerous factors, including applicable price per share, available funds and the current economic environment.

•	Currently, Mr. Garcia is in a position to control the election of directors of Ugly Duckling and to control the approval of any merger, reorganization or other business combination transaction submitted to a vote of Ugly Duckling’s shareholders. Mr. Garcia could vote to approve such a transaction on terms that might be considered more favorable to Mr. Garcia than to unaffiliated stockholders. The terms of any such transaction could require stockholders other than Mr. Garcia to dispose of their shares of common stock for cash or other consideration even if the stockholders would prefer to continue to hold their shares of common stock of Ugly Duckling for investment. Any such transaction could also result in Ugly Duckling’s common stock being delisted from the Nasdaq National Market or being held of record by fewer than 300 persons and, therefore, eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. See “Terms of the Transaction” below.

•	There are no appraisal rights for the holders of common stock of Ugly Duckling available under state law for the potential transactions summarized above and described further below.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a)  Mr. Garcia is filing the Schedule 13E-3, as amended hereby, with respect to the acquisition, and proposed acquisition, of equity securities of the Company (for purposes of the Schedule 13E-3, the Company is the subject Company). The principal offices of the Company are located at 4020 East Indian School Road, Phoenix, Arizona 85018. The Company’s telephone number is (602) 852-6600.

         (b)  Based on the Company’s latest filing with the SEC on Form 10-Q for the quarter ended June 30, 2001, the Company had 12,302,000 shares of Common Stock, $.001 par value per share, issued and outstanding.

         (c)  The Common Stock is traded on the Nasdaq National Market under the symbol “UGLY”. The high and low closing sales prices of the Common Stock, as reported by Nasdaq, for each quarter during the last two years are as follows:

COMMON STOCK PRICE

	Market Price

	High	Low

Fiscal Year 1999:

Fourth Quarter	$8.88	$6.81

Fiscal Year 2000:

First Quarter	$8.50	$6.69

Second Quarter	$8.13	$6.84

Third Quarter	$7.50	$5.81

Fourth Quarter	$5.88	$3.94

Fiscal Year 2001:

First Quarter	$4.81	$3.38

Second Quarter	$4.90	$3.19

Third Quarter	$4.50	$2.70

         (d)  The Company has not paid any dividends in respect of its Common Stock during the last two years.

         (e)  Neither Mr. Garcia, nor any entity beneficially owned by Mr. Garcia, has made any underwritten public offering of the Common Stock for cash during the past three years.

         (f)  During the last two years, Mr. Garcia, or an entity beneficially owned by Mr. Garcia, has made the following purchases of shares of the Company’s Common Stock:

Verde Investments, Inc.:

PURCHASE
DATE	NUMBER OF SHARES PURCHASED	PURCHASE PRICE PER SHARE

11/13/00	360,000	$5.50

11/14/00	58,000	$5.50

11/14/00	85,500	$5.38

Verde Reinsurance Co. Ltd.:

PURCHASE
DATE	NUMBER OF SHARES PURCHASED	PURCHASE PRICE PER SHARE

11/15/00	18,800	$5.50

Cygnet Capital Corporation:

PURCHASE
DATE	NUMBER OF SHARES PURCHASED	PURCHASE PRICE PER SHARE

2/28/01	344,800	$3.375

3/5/01	1,500,000	$4.174697

         The average purchase price for all of the foregoing transactions effected during the quarter ended December 31, 2000 was $5.48. The average purchase price for all of the foregoing transactions effected to date during the quarter ending March 31, 2001 is $4.03.

         In May 2001, Cygnet Capital Corporation, Verde Reinsurance Co. Ltd. And Verde transferred all of the shares of Common Stock respectively held by each entity to Mr. Garcia. As of the date hereof, Mr. Garcia beneficially owns an aggregate of 6,907,000 shares of Common Stock of the Company, which includes 40,000 shares that Mr. Garcia has the right to acquire under presently exercisable stock options. See “Interest in Securities of the Subject Company” below.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

         (a)  Name and Address. The Schedule 13E-3, as amended, is being filed by Ernest C. Garcia II, a citizen of the United States of America. Mr. Garcia’s business address is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016. Mr. Garcia’s business telephone number is (602) 778-5000. Mr. Garcia currently beneficially owns approximately 56.1% of the issued and outstanding Common Stock of the Company and is Chairman of the Board of Directors of the Company. In light of Mr. Garcia’s current ownership of Common Stock of the Company and his position as Chairman of the Company’s Board of Directors, Mr. Garcia may be deemed to be an “affiliate” of the Company, as such term is defined in Rule 13e-3(a)(1) under the Exchange Act.

         (b)  Not applicable.

         (c)  Business and Background. The principal business address of the Company is 4020 East Indian School Road, Phoenix, Arizona 85018. During the past five years, Mr. Garcia has served as the Chairman of the Board of Directors of the Company. In addition, from 1992 to July 1999, Mr. Garcia served as Chief Executive Officer of the Company. Also, during the past five years, Mr. Garcia has served as the sole director and President of Verde, which is wholly owned by Mr. Garcia and his wife. Verde is an Arizona corporation engaged in commercial real estate investments. Since November 1998, Mr. Garcia has served as the Managing Director of Verde Reinsurance Company, Ltd. (“Verde Reinsurance”) a Nevis Island corporation and U.S. taxpayer wholly owned by Mr. Garcia and his wife, which is engaged in property and casualty reinsurance. During the past year, Mr. Garcia has served as the sole director and President of Cygnet Capital Corporation (“Cygnet”), an Arizona corporation wholly owned by Mr. Garcia and his wife, which is engaged in commercial lending. The principal business address of Verde, Verde Reinsurance and Cygnet is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016. Mr. Garcia has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Garcia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Garcia is a citizen of the United States.

         (d)  Not applicable.

ITEM 4. TERMS OF THE TRANSACTION.

         (a)  The Schedule 13E-3, as amended hereby, is being filed in connection with the acquisition of the Shares and the proposed acquisition of the Warrants in private transactions, and the potential acquisition of shares of Common Stock in the open market.

Acquisition of Shares:

         Mr. Garcia, through his beneficial ownership of Cygnet, has acquired the Shares (consisting of 1,500,000 shares of Common Stock) from Harris Associates, L.P. The purchase price for the Shares was $6,262,045.50, or a per share purchase price of $4.174697.

Acquisition of Warrants:

         Mr. Garcia, through his beneficial ownership of Verde, has the right to acquire Warrants to purchase 1,500,000 shares of Common Stock of the Company.

         A description of the terms of the transaction contained under the heading “Proposal To Be Voted On – Item No. 2 – Issuance of Warrants” as set forth in the Company’s definitive proxy statement for its 2001 Annual Meeting of Stockholders is incorporated herein by reference.

Acquisition of Common Stock in Open Market:

         Subject to applicable securities regulations, Mr. Garcia may purchase additional shares of Common Stock of the Company in the open market. If any such purchases are made, the number of shares of Common Stock and the amount of funds used may vary depending on numerous factors, including applicable price per share, available funds and the current economic environment. See “Source and Amount of Funds or Other Consideration” below.

         Mr. Garcia beneficially owns over 50% of the Common Stock of the Company. Mr. Garcia may elect to acquire additional shares of Common Stock of the Company, including acquisitions of Common Stock in the open market, exercise of the Warrants after their issuance or third party transactions. Such additional acquisitions could result in the Company’s Common Stock being delisted from the Nasdaq National Market, and the Common Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Currently, there is no definitive agreement or understanding with respect to any transaction between the Company and Mr. Garcia that would cause such an effect. However, Mr. Garcia may purchase additional Common Stock in the open market from time to time, which may result in the Company’s

Common Stock being delisted from the Nasdaq National Market, and the Common Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         (b)  Not applicable.

         (c)  None.

         (d)  There are no appraisal rights for the holders of Common Stock available under state law for the transactions described herein.

         (e)  None.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions. In December 1999, Cygnet Capital Corporation, an entity formed by Mr. Garcia, purchased from the Company, Cygnet Dealer Finance, Inc. and its subsidiaries for an amount equal to the net book value of Cygnet Dealer Finance, Inc., approximately $38 million. The purchase price was paid through the assumption by Cygnet Capital Corporation of $8 million of outstanding debt owed by the Company to Verde, a $12 million, ten-year promissory note from Cygnet Capital Corporation to the Company that is guaranteed by Verde, and the remainder in cash.

The Company also received warrants to acquire up to 50% of Cygnet Capital Corporation for $1.00, exercisable beginning two years from close through five years after the note is paid in full. The warrants would be forfeited in the event that the $12 million note is repaid in full within one year. The percentage of Cygnet Capital Corporation purchasable under the warrants would be reduced to 25% if the note were reduced to $4 million within two years and to 10% if the warrant were paid in full within two years. As of the date hereof, the full $12 million note is still outstanding.

(b)	Significant Corporate Events.

(1) In December 1999, Verde purchased from an unrelated third party, 17 properties leased to and occupied by the Company for approximately $24.6 million. Verde holds these properties and continues to lease the properties to the Company. The leases contain annual increases in monthly rent in accordance with increases in the Consumer Price Index. In November 2000, Verde purchased a certain property located in Phoenix, Arizona for approximately $2.25 million, and simultaneously leased the property to the Company pursuant to among other terms the following: 20 year term which expires December 31, 2020; rent payable monthly with 5% annual rent adjustments; triple net lease; and four five-year options to renew. The Company intends to build a new headquarters at this location over the next several months, and obtain permanent financing upon completion of construction. The total amount paid to Verde under these leases in 2000 was $3,271,089. Although the Company originally had the right to repurchase these properties from Verde at its cost, the Company relinquished this right as part of the consideration for the $7 million loan described below.

(2) In April 2000, Mr. Garcia and Verde Reinsurance participated in an exchange offer conducted by the Company wherein Mr. Garcia and his affiliates exchanged approximately 300,000 shares of Common Stock of the Company for approximately $3.3 million of 11% subordinated debt issued by the Company due April 2007.

(3) In October 2000, Mr. Garcia made a proposal to the Board of Directors of the Company to merge the Company with a to-be-formed entity beneficially owned by Mr. Garcia. As part of the proposed merger, each shareholder other than Mr. Garcia would have received $2.50 in cash and $6.00 in subordinated debt. The proposal also included an option for Gregory B. Sullivan to acquire a 20% equity interest in the to-be-formed entity.

(4) As described above, in January 2001, Verde made a $7 million loan to the Company pursuant to, among other terms, the following: a loan maturity of December 31, 2003; interest at LIBOR plus 600 basis points; issuance of 1,500,000 warrants subject to certain conditions and a vesting schedule; secured by a second lien position on the Company’s residual interests in our securitizations; grant of options to purchase certain of the Company’s real estate; and the release of the Company’s options to buy real estate leased to the Company by Verde.

(5) In April 2001, Mr. Garcia made a proposal to the Board of Directors of the Company to merge the Company with a to-be-formed entity beneficially owned by Mr. Garcia. As part of the proposed merger, each shareholder would have received $2.00 and $5.00 in subordinated debt. The subordinated debt was proposed to have a 10 year term, interest payable at 10% and interest only payments semi-annually until maturity. The proposal also included an option for Gregory B. Sullivan to acquire a 20% equity interest in the to-be-formed entity.

(c)	Negotiations or Contacts.

(1) With respect to the transaction discussed in (b)(1) above, an unaffiliated third party contacted Mr. Garcia regarding the sale of certain properties. Mr. Garcia informed the Company regarding the opportunity to purchase such properties. The Board of Directors of the Company decided not to purchase the properties for various reasons, including the lack of available funds. Mr. Garcia then had discussions with the Company regarding the purchase of the properties by an entity he beneficially owned. Mr. Garcia received the approval of the Board of Directors of the Company to purchase the properties, subject to the condition that Mr. Garcia give the Company the option to purchase such properties at the purchase price that Mr. Garcia paid. Mr. Garcia abstained from the vote by the Board of Directors of the Company regarding the approval of this transaction.

(2) With respect to the transaction discussed in (b)(2) above, the Company offered the shareholders of the Company subordinated debt in exchange for a certain number of shares of Common Stock. Mr. Garcia made a commitment to the Company to exchange a minimum number of his shares for the subordinated debt issued by the Company. Mr. Garcia and Verde Reinsurance participated in the exchange offer by completing certain materials that were delivered to them in connection with the exchange offer and surrendering their respective certificates.

(3) With respect to the proposed transaction discussed in (b)(3) above, Mr. Garcia approached the officers and directors of the Company regarding the possibility of a merger with a to-be-formed entity owned by Mr. Garcia. On October 3, 2001, Mr. Garcia made a proposal to the Board of Directors of the Company to acquire all of the outstanding shares of Common Stock not already beneficially owned by him. After discussions with the Board of Directors of the Company and the Special Transaction Committee of the Board of Directors, Mr. Garcia withdrew the proposal as he did not believe that the offer, as proposed, would have been approved at such time by the Special Transaction Committee of the Board of Directors of the Company.

(4) With respect to the transaction discussed in (b)(4) above, the Company’s lender conditioned the $35 million loan on Mr. Garcia, or an entity owned by him, providing a $7 million loan to the Company. The lender required the Company to keep the $7 million loan in escrow, pending compliance with certain Company performance objectives and amortization of the loan, and required Mr. Garcia to guaranty 33% of the loan if the $7 million loan were released from escrow. On January 8, 2001, a special transaction committee of the Board of Directors of the Company met to approve the $35 million loan and the $7 million loan. At the meeting, Mr. Garcia and the special committee negotiated and agreed that the Warrants would not be issued without a fairness opinion and that if a fairness opinion could not be obtained that Mr. Garcia and the committee would negotiate in good faith revisions to the terms of the $7 million loan and/or warrants to the extent required to obtain the fairness opinion. The committee then recommended approval to the Board and the Board then approved of the $35 million loan and the $7 million loan.

(5) With respect to the proposed transaction discussed in (b)(5) above, Mr. Garcia approached the officers and directors of the Company regarding the possibility of a modified acquisition proposal of the Company by Mr. Garcia, or an entity beneficially owned by Mr. Garcia. Mr. Garcia submitted a written merger proposal to the Board of Directors of the Company on or about April 16, 2001. Thereafter, the Board of Directors of the Company appointed a Special Transaction Committee (the “STC”) comprised of independent members of the board to consider and evaluate the proposal. The STC retained an investment banker and its own counsel. The STC made attempts to receive alternative offers and did not receive any serious offers. The STC and Mr. Garcia negotiated various terms of the offer including the purchase price per share. As a result of the negotiations, Mr. Garcia proposed an increased merger consideration of $7.50 per share, comprised of $2.00 cash and $5.50 in principal amount of subordinated debentures maturing in 10 years. The proposed modification also provided for Mr. Sullivan to acquire a 10% ownership interest in Mr. Garcia’s to-be-formed entity before the effective time of the merger (rather than an option to acquire a 20% interest after the merger), such that, after giving effect to the merger, Mr. Garcia and Mr. Sullivan would be the only stockholders of Ugly Duckling. In addition, the terms of the notes were modified to provide for a sinking fund provision. After the tragic events occurring on September 11, 2001, Mr. Garcia withdrew his merger proposal citing such events and the resulting uncertainty of the economy.

(d)	Not applicable.

(e)	Agreements involving the Company’s Securities.

Mr. Garcia, or an entity beneficially owned by him, has entered into the following agreements that involve the Company’s securities. These agreements are attached to the Schedule 13E-3 and are incorporated by reference herein.

(1)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

(2)	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

(3)	Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

(4)	Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

(5)	Stock Pledge Agreement, dated November 28, 2000, by and among Ernest C. Garcia, II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P.

(6)	Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation.

(7)	Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

(8)	Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

(9)	Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One, Arizona, N.A.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Not applicable.

         (b)  Use of Securities. Mr. Garcia expects to retain the Shares of Common Stock for investment purposes. Once acquired, Mr. Garcia intends to hold the Warrants until such time as it is advisable to exercise the Warrants. Once Mr. Garcia acquires the Warrant Shares through exercise of the Warrants, he plans to retain such shares of Common Stock for investment purposes. If Mr. Garcia acquires any additional shares of Common Stock of the Company in open market transactions, Mr. Garcia intends to hold such shares for investment purposes. Following the acquisition of the Warrant Shares, once the Warrants are fully exercised, Mr. Garcia would beneficially own approximately 8,407,100 shares, or 60.9%, of the issued and outstanding Common Stock of the Company.

         (c)  As the owner of a majority of the issued and outstanding shares of Common Stock of the Company, Mr. Garcia is able to control the election of directors of the Company and the approval of any merger, reorganization or other business combination transaction submitted to a vote of the Company’s shareholders. Mr. Garcia could vote to approve such a transaction on terms that might be considered more favorable to Mr. Garcia than to unaffiliated stockholders. The terms of any such transaction could require stockholders other than Mr. Garcia to dispose of their shares of Common Stock for cash or other consideration even if the stockholders would prefer to continue to hold their shares of Common Stock for investment. Any such transaction could also result in the Company’s Common Stock being delisted from the Nasdaq National Market, or being held of record by fewer than 300 persons and, therefore, eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. Mr. Garcia has previously made proposals to acquire the Company which would have produced such results. Although Mr. Garcia has withdrawn his previous merger proposal and he does not currently have any arrangements for such transaction, nor is there any agreement with the Company to conduct such a transaction, Mr. Garcia may make another proposal to acquire the Company in the future, if at all. The terms of merger or other reorganization, if any, will ultimately determine the effects such transaction would have with respect to the Company, the Common Stock and the shareholders of the Company.

         Mr. Garcia continues to be interested in acquiring shares of Common Stock of the Company at its recent trading prices. Mr. Garcia may acquire additional shares of Common Stock of the Company (i) in open market transactions, (ii) through the exercise of the Warrants after their issuance, (iii) via third party transactions, or (iv) through other similar transactions. Mr. Garcia may acquire an amount of shares of Common Stock in such transactions that would result in the Company’s Common Stock being delisted from the Nasdaq National Market, or being held of record by fewer than 300 persons and, therefore, eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. In addition, if Mr. Garcia acquires additional shares of Common Stock of the Company, he may pursue a tender offer or other transaction to acquire the remaining outstanding shares of Common Stock. If Mr. Garcia acquires a substantial amount of outstanding shares of Common Stock of the Company, Mr. Garcia may perform a merger to obtain the remaining shares of Common Stock. Currently, Mr. Garcia does not have any plans or arrangements for such a transaction.

         (d)  Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)  Purpose. Mr. Garcia believes the Common Stock of the Company represents an attractive investment opportunity at its recent trading prices, and he may be interested in the possibility of acquiring all of the outstanding shares of Common Stock.

         (b)  Alternatives. In October 2000, Mr. Garcia made a proposal to the Board of Directors of the Company to merge the Company with a to-be-formed entity beneficially owned by Mr. Garcia. As part of the proposed merger, each shareholder other than Mr. Garcia would have received $2.50 in cash and $6.00 in subordinated debt. After discussions with the Board of Directors of the Company and the STC of the Board of Directors, Mr. Garcia withdrew the proposal as he did not believe that the offer, as proposed, would have been approved at such time by the STC of the Board of Directors of the Company. In April 2001, Mr. Garcia made another proposal to the Board of Directors of the Company to acquire the Company through a merger transaction. As part of the proposed merger, each shareholder would have received $2.00 in cash and $5.00 in subordinated debt. The STC and Mr. Garcia negotiated the terms of the merger for several months. After the tragic National events of September 11, 2001, Mr. Garcia withdrew his merger proposal citing the economic uncertainty that such events created.

         (c)  Reason. Mr. Garcia acquired the Shares because he believed the price for the Shares represented an attractive investment opportunity. Mr. Garcia will acquire beneficial ownership of the Warrants, subject to certain conditions, in connection with the loan transaction between Verde and the Company. See “Terms of the Transaction.” The loan from Mr. Garcia was required as a condition to the renewal of a $38 million loan to the Company from other third party lenders. As previously indicated, Mr. Garcia believes the Common Stock of the Company represents an attractive investment opportunity at its recent trading prices. Mr. Garcia may acquire additional shares of Common Stock in the open market or third parties from time to time.

         (d)  Effects. Mr. Garcia beneficially owns 6,907,100 shares (including the right to acquire 40,000 shares under presently exercisable stock options), or 56.1%, of the issued and outstanding Common Stock of the Company. Once the Warrants are fully exercisable, Mr. Garcia will have the right to acquire beneficial ownership of an additional 1,500,000 shares of Common Stock of the Company, which would increase Mr. Garcia’s beneficial ownership of Common Stock to 8,407,100 shares, or 60.9%, of the issued and outstanding Common Stock of the Company. As a majority shareholder of Common Stock of the Company, Mr. Garcia is able to control the outcome of most proposals brought to a shareholder vote. The remaining shareholders of Common Stock of the Company are each minority holders and are not, as a collective group, able to vote more shares of Common Stock than Mr. Garcia beneficially owns. Mr. Garcia is in a position to control the election of directors of the Company and the approval of any merger, reorganization or other business combination transaction submitted to a vote of the Company’s shareholders. Mr. Garcia could vote to approve such a transaction on terms that might be considered more favorable to Mr. Garcia than to unaffiliated stockholders. The terms of any such transaction could require stockholders other than Mr. Garcia to dispose of their shares of Common Stock for cash or other consideration even if the stockholders would prefer to continue to hold their shares of Common Stock for investment. Any such transaction could also result in the Company’s Common Stock no longer being listed on the Nasdaq National Market, any other national securities exchange or any inter-dealer quotation system, or being held of record by fewer than 300 persons and, therefore, eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         Mr. Garcia founded the Company and has always been a substantial shareholder of the Company. Mr. Garcia has also been the Chairman of the Board for the last five years. As such, Mr. Garcia has had significant involvement in the management and operation of the Company. The increase in Mr. Garcia’s beneficial ownership will not likely have any substantial effect on the Company’s business, operations or management. Currently, Mr. Garcia’s does not have any plans to alter the business, operations or management of the Company. However, Mr. Garcia may, from time to time, evaluate and review the Company’s business, operations and properties and make such changes as he deems appropriate.

         As a result of the acquisition of the Warrant Shares, once the Warrants are fully exercised, Mr. Garcia would have a 60.6% (not including 40,000 shares that Mr. Garcia has the right to acquire under presently exercisable stock options) interest in the net book value and net earnings of the Company, or approximately $96,114,000 and $1,931,000 respectively, as of and for the six months ended June 30, 2001.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a)  – (e) Mr. Garcia believes the acquisition of Shares and future acquisition of the Warrants are fair to the unaffiliated shareholders of the Company. The belief that the acquisitions are fair is based upon a variety of factors. The primary factor in supporting the fairness of the terms of the acquisition of the Shares is that the agreements regarding such acquisition were negotiated at arms-length with a third-party, unaffiliated shareholder. The negotiated purchase price per share was slightly less than the market price of the Common Stock of the Company as quoted on the Nasdaq National Market on the date the agreements were entered into, which is justified due to a large block discount. The acquisition of the Shares is a private transaction and does not require the approval of the shareholders or the directors of the Company. The Company is not a party to the transaction to acquire the Shares, and no unaffiliated representative has been retained by the Company to act on behalf of the unaffiliated shareholders of the Company as part of the transaction to acquire the Shares.

         The following relevant factors support the fairness of the future acquisition of the Warrants: (i) a special transaction committee of the Board of Directors of the Company was formed for the purpose of evaluating all matters regarding the Loan Agreement between Verde and the Company, including the Warrant Agreement; (ii) the special transaction committee evaluated, and ultimately recommended, that the Board of Directors approve the Loan Agreement and Warrant Agreement on January 8, 2001; (iii) the Board of Directors approved the Loan Agreement and Warrant Agreement on January 8, 2001; (iv) the lenders under the $35 million credit facility required the $7 million loan from Verde as a condition to the $35 million credit facility; (v) the $35 million credit facility was required to satisfy ongoing working capital requirements of the Company; (vi) the Warrants would not be issued to Verde if the $7 million loan was repaid prior to July 25, 2001 and there was no outstanding guarantee between Mr. Garcia and the lenders under the $35 million credit facility; (vii) under the terms of the Loan Agreement, the Warrant Agreement will not be entered into until the shareholders of the Company have approved the issuance of the Warrants, or, if shareholder approval is not obtained, the Board of Directors must obtain a fairness opinion in order to issue the Warrants; (viii) approval of the shareholders of the Company is being sought by the Company; and (ix) a fairness opinion was obtained as described further in Item 9 “Reports, Opinions, Appraisals and Negotiations” below. The Company has advised Mr. Garcia that it is seeking shareholder approval for the Warrant transaction. No unaffiliated representative has been retained by the Company to act on behalf of the unaffiliated shareholders of the Company as part of the transaction to acquire the Warrants. The information contained under the heading “Issuance of Warrants – Fairness of the Transaction – Other Factors in Determining Fairness” as set forth in the Company’s definitive proxy statement for its 2001 Annual Meeting of Stockholders is incorporated herein by reference.

         If Mr. Garcia acquires any Common Stock in the open market, Mr. Garcia believes that such open market purchases are fair to the unaffiliated shareholders of the Company. The primary factor supporting the fairness of such transactions is that the purchase price is determined by market demands and is not subject to negotiations. Additionally, the purchase price will be equal to the current market price for the Common Stock. As the Common Stock is available at market prices to any person desiring to purchase the Common Stock, Mr. Garcia’s purchase of shares of Common Stock in the open market will be at a price no less or higher than is available to other potential investors. The open market purchases, if any, do not require the approval of the shareholders or directors of the Company. The Company would not be a party to such transactions, and it would be highly unlikely for an unaffiliated representative to be retained by the Company to act on behalf of the unaffiliated shareholders of the Company as part of such open market purchases.

         (f)  Mr. Garcia is not aware of any firm offer made to purchase the Company or a controlling interest in the Company’s securities by an unaffiliated person during the past two years.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         (a)  No report, opinion or appraisal was obtained with respect to the acquisition of the Shares. A fairness opinion has been obtained with respect to the Loan Agreement and the transactions contemplated thereby.

         (b)  The information required by Item 9(b) is incorporated by reference to the information contained under the headings “Issuance of Warrants – Fairness of the Transaction – Opinion of Financial Advisor” as set forth in the Company’s definitive proxy statement for its 2001 Annual Meeting of Stockholders.

         (c)  Any summary of the fairness opinion that is incorporated by reference is qualified in its entirety by reference to the fairness opinion, which is attached hereto as Exhibit 16(c)-1. A copy of the fairness opinion is available for inspection and copying at the principal executive offices of Mr. Garcia during normal business hours by any holder of Common Stock of the Company or their representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)  The acquisition of the Shares for a total purchase price of $6,234,375, was funded through the working capital of Cygnet.

         The Warrants will be acquired after approval of the issuance of the Warrant by the shareholders of the Company, subject to certain conditions, in connection with the loan transaction between Verde and the Company, which will be funded from the working capital of Verde. The Warrants are exercisable at the market price of the Common Stock on the date the loan transaction was completed. The exercise price may be paid through a cashless exercise. If paid in cash, the exercise price will be funded from the working capital of Verde. Mr. Garcia may use various available funds to acquire Common Stock of the Company in the open market or third party transactions. Mr. Garcia has received a financing commitment in the amount of $10 million that may be used to make open market purchases.

         (b)  There are no conditions to financing and no alternative financing arrangements currently contemplated.

         (c)  The following is an estimate of various expenses associated with the acquisition of the Shares and the Warrant Shares:

Filing	$3,000

Accounting	$-0-

Legal	$40,000

Printing	$10,000

         The Company is not responsible for payment of the expenses listed above.

         (d)  Mr. Garcia and Verde have obtained a $10 million financing commitment from Bank One Arizona, N.A. The loan proceeds may be used to acquire Common Stock of the Company. The loan consists of a $2 million line of credit and an $8 million term loan facility. The line of credit facility is available for a period of two years. The interest rate is Libor plus 1.50%. All amounts drawn under the line of credit facility plus accrued interest must be repaid within two years.

         The term loan is for a term of five years. The term loan will be advanced over a one-year period. The term loan accrues interest at a variable rate of prime plus 1.0% and requires monthly payments of principal and interest sufficient to fully amortize the loan during the five year term. The line of credit and term loan will be secured by all of the shares of Common Stock of the Company held, or hereafter acquired, by Mr. Garcia and/or Verde, certain real estate owned by Verde and certain other marketable secures owned by Verde.

         Mr. Garcia and Verde currently plan to repay the loan amounts from current operating income of Verde.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)  The following table sets forth the holdings of Common Stock of the Company, as of September 28, 2001, of Mr. Garcia:

Name	Number of Shares		Percentage of Outstanding

Ernest C. Garcia II	8,407,100	(1)(2)	60.9%

         (b)  Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         At this time, the Company’s shareholders are not being asked to tender any securities or to vote with respect to any transaction.

ITEM 13. FINANCIAL STATEMENTS.

(a)	Financial Information

         (1)-(2) The Company’s financial information is incorporated herein by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, which was filed with the Commission on April 17, 2001, and the Company’s most recent Quarterly Report on Form 10-Q for the period ended June 30, 2001, which was filed with the Commission on August 14, 2001, both reports being filed under Commission No. 000-20841.

         (3)  According to the Company, the ratio of earnings to fixed charges as of December 31, 1999, and December 31, 2000, was 3.14 and 2.89, respectively. The ratio of earnings to fixed charges as of June 30, 2000, and June 30, 2001, was 5.02 and 2.16, respectively.

         (4)  According to the Company, the book value per share of the Common Stock as of June 30, 2001, was $12.89.

(b)	Pro Forma Information

         Not applicable.

         Information incorporated herein by reference has been filed by the Company with the SEC as stated above. You may read and copy these reports, statements or other information that the Company files at the SEC’s public reference rooms which are located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington D.C. 20549, and at the SEC’s regional offices located at

(1)	Includes 40,000 shares that Mr. Garcia has the right to acquire under presently exercisable stock options.

(2)	Includes 1,500,000 shares underlying Warrants that Mr. Garcia has a right to receive pending approval of the shareholders of the Company.

Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center 13th Floor, New York, New York 10048. Copies of such materials are also available from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the SEC’s Internet site at www.sec.gov.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         The proposed transactions do not involve any solicitations or recommendations as they are private transactions. Mr. Garcia will not utilize any officer, class of employees or corporate assets of the Company in connection with the acquisition of the Common Stock of the Company. Mr. Garcia anticipates that all existing officers, employees and assets of the Company will continue to be utilized by the Company for its on-going operations after the transactions.

ITEM 15. ADDITIONAL INFORMATION.

         Not applicable.

ITEM 16. EXHIBITS.

Exhibit No.	Description

* 16(a)-1	Notice and Disclosure of Proposed Acquisition of Shares of Common Stock of Ugly Duckling Corporation.

+ 16(b)-1	Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde Investments, Inc. and Bank One Arizona, N.A.

+ 16(c)-1	Form of Fairness Opinion of Roth Capital, LLC, dated February 19, 2001.

* 16(d)-1	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

* 16(d)-2	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

* 16(d)-3	Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

* 16(d)-4	Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

Exhibit No.	Description

* 16(d)-5	Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P.

* 16(d)-6	Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation

* 16(d)-7	Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

* 16(d)-8	Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

16(d)-9	Business Loan Agreement, dated October 9, 2001, attached hereto as Exhibit 16(b)-1.

e.	Not applicable.

f.	Not applicable.

g.	Not applicable.

h.	Not applicable.

*	Indicates previously filed with the Schedule 13E-3, filed on January 25, 2001.

+	Indicates filed herewith.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:/s/ Ernest C. Garcia, II Name: Ernest C. Garcia, II

Date: October 12, 2001

EXHIBIT INDEX

* 16(a)-1	Notice and Disclosure of Proposed Acquisition of Shares of Common Stock of Ugly Duckling Corporation.

+ 16(b)-1	Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia II, Verde Investments, Inc. and Bank One Arizona, N.A.

+ 16(c)-1	Form of Fairness Opinion of Roth Capital, LLC, dated February 19, 2001.

* 16(d)-1	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

* 16(d)-2	Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

* 16(d)-3	Loan Agreement, dated January 11, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

* 16(d)-4	Form of Warrant Agreement, dated July 25, 2001, by and between Ugly Duckling Corporation and Verde Investments, Inc.

* 16(d)-5	Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco Associates, L.P. and Kayne Anderson Capital Income Partners, L.P.

* 16(d)-6	Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation

* 16(d)-7	Letter Agreement, dated March 15, 2001, by and among Cygnet Capital Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

* 16(d)-8	Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne Anderson Non-Traditional Investments, L.P.

16(d)-9	Business Loan Agreement, dated October 9, 2001, attached hereto as Exhibit 16(b)-1.

*	Indicates previously filed on the Schedule 13E-3, as filed January 25, 2001.

+	Indicates filed herewith.